EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,148	$1,317	$2,682	$2,741
Fixed charges	2,922	1,821	5,509	3,335
	$4,070	$3,138	$8,191	$6,076
Fixed charges(1):
Interest expense	$2,875	$1,780	$5,416	$3,251
Estimated interest component of net rental expense	47	41	93	84
	$2,922	$1,821	$5,509	$3,335
Ratio of earnings to fixed charges	1.39	1.72	1.49	1.82
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,148	$1,317	$2,682	$2,741
Fixed charges	1,461	969	2,827	1,787
	$2,609	$2,286	$5,509	$4,528
Fixed charges(1):
Interest expense	$2,875	$1,780	$5,416	$3,251
Less: interest on deposits	(1,461)	(852)	(2,682)	(1,548)
Estimated interest component of net rental expense	47	41	93	84
	$1,461	$969	$2,827	$1,787
Ratio of earnings to fixed charges	1.79	2.36	1.95	2.53

(1)          As defined in Item 503(d) of Regulation S-K.